OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Quila Maria's **Tequila Ria LLC**

10257 Windhorst Road
Tampa, FL.
Tampa, FL 33619

https://www.quilamarias.com/



10000 units of Class A Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Offering

Maximum 107,000* Class A Membership Units ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 Class A Membership Units ($10,000)

Company	Quila Maria's Tequila Ria LLC
Corporate Address	10257 Windhorst Road, Tampa, Florida 33619
Description of Business	We produce and bottle Ready-To-Drink margaritas and import tequila in bulk and bottle. We sell our products to licensed distributors.
Type of Security Offered	Class A Membership Units **(Non-Voting)**
Purchase Price of Security Offered	$1.00 per share
Minimum Investment Amount (per investor)	$500

Investor Perks*:

Level 1: Each investor that purchases 500 shares of Membership Units will receive a Quila Maria's Payment Voucher that can be used to purchase one bottle of Quila Maria's Classic Lime Margaritas.

Level 2: Invest $1,000-$2,500 and receive a Payment Voucher to purchase one bottle each of Quila Maria's Classic Lime Margaritas, Silver and Mesquite tequilas.

Level 3: Invest $5,000-$10,000 and receive a Payment Voucher to purchase one bottle each of Quila Maria's Classic Lime Margaritas, Silver and Mesquite tequila's + one bottle of Tequila Blue Head, investor's choice of Silver, Reposado or Anejo.

*All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Quila Maria's Tequila Ria LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Membership Units at $1 / unit, you will receive 10 bonus units meaning you'll own 110 shares for $100.   Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

We will produce and manufacture margaritas at our Tampa facility. By definition, a margarita is a "defined cocktail," made with tequila, lime juice and triple sec. Tequila can only be distilled in Mexico, more specifically in five states in the central region near Guadalajara, and is made from the juice of the Blue Agave plant. We do not distill Quila Maria's Tequila. We import it from our distilling partner in Guadalajara, in bulk, and use to in the blending of Quila Maria's margaritas. Additionally, we will bottle the tequila in 750 ml bottles in two styles, **Silver**, or Blanco, and **Mesquite**, tequila that has been infused in mesquite wood to give it a smoky and honey taste.

Quila Maria's margaritas and tequila will initially be distributed and sold in Florida. Florida has a population in excess of 20 million and a tourist population in excess of 100 million. Additionally, Florida law does not allow liquor to be sold in supermarkets, pharmacies or "big box" stores, i.e., Walmart, Walgreens, or Publix Supermarkets. However, Quila Maria's margaritas are produced and bottled with an alcohol volume of six percent (6% Alc. Vol.) which allows for sales in these retail outlets. This gives

Quila Maria's a distinct advantage to do so as all other "margaritas" marketed are either made with "malt beverage," or "agave wine." To our knowledge, no other "real" margarita exists with the ability to market their products in these outlets. Consequently, our trademark slogan, **"REAL LIME . REAL TEQUILA . REAL MARGARITAS."**

Sales, Supply Chain, & Customer Base

The Company currently has no sales.

We are currently sourcing labels, lids, bottles, shipping boxes and all bottling supplies from third party suppliers, both nationally and internationally. We import tequila in bulk, 55 gallon barrels, for blending margaritas and bottling Quila Maria's Tequila.

The license process and all formulas and labels have been approved and we expect to begin manufacturing by June 15th. Once we have produced finished product, we will begin appointing distributors in Florida, Illinois, Texas, South Carolina, and Arkansas.

Competition

The Company will be competing with very large liquor distillers and marketing companies. However, the Company believes it can compete very successfully with such companies as consumers are always seeking better and new products to satisfy their desires for something new and different. Quila Maria's Margaritas are authentic, have a higher taste profile, and can gain market share with creative sales tactics. The Company feels that Jose Cuervo, Margaritaville and Skinny Girl margaritas are vulnerable to something new and more tasty.

Liabilities and Litigation

The Company is currently not a party to any liabilities or litigation and non are contemplated.

The team

Officers and directors

Jesse Lee Carrigan	Board of Managers, Managing Member
Jose Leonardo Lopez	Board of Managers, Member
Dalton L. Lott	Board of Managers, Investor, Member

Jesse Lee Carrigan
12 years experience in tequila and margarita industry, Co-Founder of Quila Maria's Tequila Ria and Tequila Blue Head. Jesse has been employed from 2015 to present by the Company and works full time for the Company.

Jose Leonardo Lopez

27 years in the tequila industry. Planter, grower, harvester of Blue Agave plant, distiller, bottler. Co-Founder Quila Maria's Tequila Ria and Tequila Blue Head, Leo devotes full time to the affairs of the Company and has done so from 2015 to present.

Dalton L. Lott
Founder of Club Marketing Services with major clients of Walmart, Walgreens, Sam's Club. Successfully marketed Sadler's Meats, Margaritaville tequila and margaritas, Pace Picante Sauce and Sweet N' Low. Dalton is retired and spends his time traveling and overseeing his investments. Dalton L. Lott is currently the Owner and CEO of Lott Companies and has been since 1996. He will devote as much time to Quila Maria's Tequila Ria as is required and has been part of the company from 2015 to present.

Number of Employees: 3

Related party transactions

Messers Carrigan and Lopez were the co-founders of Tequila Blue Head with Mr. Darryl A. Buckingham in 2005. Mr. Buckingham died suddenly in 2015, causing the bankruptcy of his estate, and the cessation of Blue Head Tequila LLC. Prior to his death, Mr Buckingham explained to Messers Carrigan and Lopez, that he had sold some of his Membership Units to his family members and ask that their investments be included in the capital structure of Tequila Blue Head. Mr. Dennis N. Buckingham, brother of Mr. Buckingham, and Cynthia Jordan Buckingham, are both members of Quila Maria's Tequila Ria LLC, and have invested a total of $50,000 to purchase membership Units. Additionally, Don Mexico Brands LLC (formerly Blue Head Tequila) received a five-percent share of Membership Units as consideration for the work and money invested by Mr. Darryl Buckingham. Mr. Carrigan and Lopez claim no beneficial interest in the five percent share of Membership Units owned by Don Mexico Brands LLC. Don Mexico Brands has not distributed the shares of Membership Units to its members and has no immediate plans for such distribution.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **The liquor industry is highly competitive and we will compete with much larger and better financed companies. Additionally, competition is fierce at the retail level, liquor stores, grocery stores and convenience stores who the company will endeavor to place our margaritas and tequila on their shelves. No assurance can be made that such efforts will be successful.** The liquor industry is mandated to a three-tier system of compliance is the manufacture, distribution and retail of products containing alcohol. Consequently, the Company is considered a manufacturer, Tier 1, and can not distribute it's margaritas and tequila and must rely on distributors, Tier 2, to place our product in retail outlets, Tier 3. No assurance can be made that the company can attract distribution, nor assurance can be made that a distributor will make sales efforts to place the Company's products in retail outlets.

- **Tequila can only be distilled from the juices of the Blue Agave plant and must be distilled in Mexico. This creates higher risk than normal in the liquor industry for tequila and margarita marketers. Consequently, and currently, there is a shortage of Blue Agave plants and prices are historically very high. Additionally, the demand for tequila is growing causing price hikes. This tends to raise the retail prices for tequila and margaritas and consumers may choose other spirits, rum, vodka, and gin, as alternatives for cocktails.** The Company has no operating history, has not generated any sales and revenue, and there is no guarantee that the Company will be able to do so. If you are investing in Quila Maria's Tequila Ria LLC, it is because you think our products are a good idea, can be successfully manufactured, distributed, and offered for sale at the retail level, and that the management team can and will execute faithfully the duties of the Company to obtain such sales and revenue.

- **Investors must realize that is no readily available market for the Company's securities, and none may develop. Therefore, investors must be able to hold their securities for an unforeseen period of time before they may be able to sell their securities.** The Company has no plans to register as a Public Company and offer Units to the public, creating a market for its securities. The Company believes the best course of establishing a value and liquidity for the Company's shares is to generate case volume, sales, and cash flows sufficient to attract an acquisition from major liquor marketing companies or venture capital companies willing to purchase the Company's brands.

- **Business expectations.** There can be no assurance that the company will meet our, or your, expectations. The Company does not have any commitments from distributors to distribute our products, and no assurance can be made that we can develop one for our products.

- **Don Mexico Brands to serve as importer of tequila.** Blue Head Tequila LLC changed its name to Don Mexico Brands (hereinafter Don Mexico) on May 2, 2017. Don Mexico is a licensed importer and will serve as the official importer to the Company's tequila. Messr Carrigan and Lopez are the majority member shares owners of Don Mexico and are in a position to control pricing of the imported tequila. Quila Maria's is not permitted to be an importer, under the three-tier system, only a distillery and bottler. Conversely, Don Mexico is only allowed to import product.

- **Any valuation at this stage is difficult to assess.** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven unit prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Our new product could fail to achieve the sales projections we expected.** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the the Company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Withdrawal of Reg CF offering.** The Company withdrew a Regulation CF offering in 2017 from another investor portal as a result of meeting the minimum guidelines for capital raised. No assurance can be made that the Regulation CF now being offered will be successful.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jesse Lee Carrigan, 29.286% ownership, 2,050,000, Class B Membership Units
- Dalton L. Lott, 29.257% ownership, 2,048,000 Class B Membership Units
- Jose Leonardo Lopez, 20.0% ownership, 1,400,000 Class B Membership Units

Classes of securities

- Class B Membership Units: 7,000,000

  Class B Membership Units

  The Company is authorized to issue 40,000,000 Class B Membership Units. There are a total of 7,000,000 shares currently outstanding.

Voting Rights

The holders of the Company's Class B Membership Units ("Voting Units") are entitled to one vote for each unit held of record on all matters submitted to a vote of the shareholders.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred Membership Units, holders of Voting Units are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available therefore as well as any distribution to the Unit holders. The payment of distributions on the Voting Units will be a business decision to be made by the Managers from time based upon the results of our operations and our financial condition and any other factors that our Managing Members considers relevant. Payment of distributions on the Voting Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that unit holders may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred Membership Units. The Company does not intend at this time to authorize and issue any preferred Membership Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Membership Units are subject to and may be adversely affected by, the rights of the holders of any series of our Class A Membership Units, Preferred Units and any additional classes of preferred Units that we may designate in the future.

- Class A Membership Units: 0

Class A Membership Units

The Company is authorized to issue 10,000,000 Class A Membership Units. There are a total of 0 units currently outstanding.

Voting Rights

The holders of the Company's Class A Membership Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred Membership Units, holders of Voting Units are entitled to receive ratably such distributions as may be declared by the Managers out of funds legally available therefore as well as any distribution to the Unit holders. The payment of distributions on the Voting Units will be a business decision to be made by the Managers from time based upon the results of our operations and our financial condition and any other factors that our Managing Members considers relevant. Payment of distributions on the Voting Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that unit holders may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred Membership Units. The Company does not intend at this time to authorize and issue any preferred Membership Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Membership Units are subject to and may be adversely affected by, the rights of the holders of any series of our Class B Membership Units, Preferred Units and any additional classes of preferred Units that we may designate in the future.

- Convertible Debentures: 40,000

The holder of the Convertible Debentures, convertible debt in the amount of forty-thousand dollars ($40,000), shall have the right to convert the debt for equity for 40,000 Class B Membership Units, voting, on or before August 1, 2019. The debt bears interest at seven-percent per annum cumulative. Additionally, the debt holder shall have the right to convert the accrued interest for equity of the Company's Class B Membership Units.

Note converts to **40,000 Class B Membership Units, voting units.**

Maturity Date: August 1, 2019

Annual Interest Rate: 7%

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on August 1, 2019 (the "Maturity Date").

Conversion; Repayment Premium Upon Sale of the Company.

(a) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of membership units into which this Note has converted by such fraction.

(b) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Membership Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(c) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the

Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a Minority Holder

As a minority holder of Class A Membership Units, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

In our Company, the class and voting structure of our Membership Units has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class A Membership Units, you will have no voting rights. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Units. In other words, when the Company issues more Units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into units.

If we decide to issue more Units, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more Units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per Unit.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues since inception. Our efforts have been on obtaining the necessary licenses, permits, formula and label approvals required to open a distillery and bottling plant. Additionally, we leased 3,000 square feet of warehouse space in East Tampa and have spent the last six months designing, building, and preparing the space to manufacture our margaritas and tequila.

In September of 2017, we ordered our bottling equipment including the necessary conveyor belts, mixing tank, bottle washer, filler, cappers and a steam generator and tunnel which affixes our labels on the bottles. The bottling line, equipment, was delivered the last week of December.

We have also purchased a forklift, pallet jack, freezer and stainless sinks. All necessary equipment is in place and has the capacity to produce and bottle approximately 50,000 nine liter cases per year. We have on hand and in inventory, the necessary bottles, lids, labels, boxes and ingredients to bottle and produce approximately 51,000 bottles of margaritas.

We filed for and received a federal Basic Permit and have a bottler/rectifier license. We are amending the Basic Permit to a distiller's permit to enable us to distill and bottle Quila Maria's Lime Liqueur. The Company does not distill tequila, as by law, tequila must be distilled in five states of central Mexico; we import tequila in bulk for use in our margaritas, and by law, are allowed to bottle tequila. Additionally, we have a distiller's license and permit to operate as a distillery in Florida.

Our labels have been approved by the Tax and Trade Bureau, and we have ordered the labels to bottle approximately 4,000 cases of twelve 750 ml bottles per case. We expect to be bottling by June 15, 2018.

Once our bottling begins, we will begin our sales efforts. The Company, by law, must use distributors of alcohol products to deliver to the retail customers. Initially, we intend to appoint distributors in Florida, Texas, Illinois, South Carolina, and Arkansas.

We have not established the price of a case of margaritas and our tequila; however, we will be able to set our prices once we begin appointing our distributors.

The Company does have a positive members equity of $235,137 on December 31, 2017. The loss for fiscal year 2017 was $92,945 largely due to management fees, compensation paid to Messers Carrigan and Lopez. The Company, to attain the growth we are planning, will need the infusion of capital for the balance of 2018 and the first six-months of 2019. Although we expect positive cash flow once sales comince, no assurance can be made that the Company would be a going concern without the cash infusion needed to fund growth.

Financial Milestones

The Company will experience cash flow shortages for the remainder of 2018 as we expect sales to be slow as we ramp up production and seek distribution and placement in the retail markets. The Company has not appointed any distributors for its tequila and margaritas and no assurance can be made that it will be successful in doing so. Without cash infusion from the proposed offering, the Company's sales efforts will be hampered and will be dependent on alternative forms of cash or debt to fund operations if sales does not generate sufficient cash flow.

Additionally, once the Company appoints distributors, our brands have to be licensed and labels approved by each of the state regulators. This is time consuming, costs money and delays sales. With a distributor appointed and all labels and license approvals, the Company then must arrange for sales meetings with buyers for the retail segment of the liquor industry and no assurance can be made that the retail merchant will agree to purchase our brands.

However, the Company is in a very enviable position having it's equipment and bottling line paid for, inventory sufficient to produce and bottle 50,000 bottles of margaritas. This will generate approximately 4,200 cases of margaritas and create sales in excess of $200,000. The Company plans to appoint distributors in Florida, Texas, Arkansas, South Carolina, Illinois and Ohio and begin an advertising campaign in Florida and Arkansas designed to build brand awareness to buyers of major retailers , i.e. Publix Supermarkets, Walgreens and Walmart.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The Company believes it will be successful in the first round of financing on the Crowdfund platform, $107,000. This amount of capital will enable the Company to bottle it's two tequila products, Silver and Mesquite and it's lime liqueur. We have sufficient capital and inventory that gives us the ability to bottle our margaritas, approximately 4,000 cases, 50,000 bottles, and the requisite bottling equipment. The Company has not ordered the tequila bottles nor the necessary packaging for the tequila's and the liqueur. Assuming our success with this first round of funding, we will be able to accomplish bottling and marketing our tequilas and liqueur. With that accomplished, we will have four SKU'S, four products we can present to the distributor network.

Our second round of financing, and our Tier 2 development plan, will seek additional capital of $428,000. This round increases our ability to develop three other SKU's, presented in a 375 ml aluminum bottle. The three products will include our flagship product, the Classic Lime margarita, a Pink Grapefruit margarita, and a Super Fruit

Sangria Rita, a sangria mixed with tequila, pomegranate, blueberry, blood orange and acai berry. Once this round is funded, we will order the bottles, 300,000 of them, enough to make 25,000 cases of twelve per case. At that juncture, we will have seven SKU's, we believe a tremendous product portfolio for a small, start-up company, and the aluminum bottles giving us a dynamic brand image. We believe this milestone will cause venture capitalist, and the major liquor companies, to notice our development.

Round three, Tier 3 of our plan, raises capital up to a total of $1,070,000. This will enable us to advertise and market heavily our first seven SKU's.

Indebtedness

The Company has a $40,000 Convertible debenture outstanding that was issued in December, 2016. The Convertible Debenture bears a cumulative interest of seven-percent and matures in August, 2019. The debenture is owned by Mr. William Thornton, a member of the Company. Mr. Thornton has the option to convert the debt, and accrued interest, into shares of Membership Units at a convertible price of $1.00 per unit. Mr. Thornton could convert the debt into 40,000 membership Units, or request payment of the debt.

Recent offerings of securities

- 2015-11-27, Reg D 506(C), 20000 286,000 Class B Membership Units; Cynthia Jordan Buckingham. Use of proceeds: Working Capital, Management Fee
- 2016-04-14, Reg D 506 (C), 25000 223,000 Class B Membership Units; Dennis N. Buckingham. Use of proceeds: Working Capital; Management Fee, Reg D Offering Costs
- 2016-08-06, Reg D 506 (C), 30000 598,000 Class B Membership Units; William T. Thornton. Use of proceeds: Working Capital; Management Fee.
- 2016-10-26, Reg D 506 (C), 30000 $30,000 Convertible Debenture; Convertible into 30,000 Class B Membership Units @ $1.00 per Unit.William T. Thornton. Use of proceeds: Working Capital; Management Fee
- 2017-02-14, Reg D 506 (C), 10000 $10,000 Convertible Debenture; Convertible into 10,000 Class Be Membership Units @$1 per Unit;William T. Thornton. Use of proceeds: Working Capital; Management Fee
- 2017-08-05, Reg D 506 (C), 331000 2,049,000 Class B Membership Units; Dalton L. Lott. Use of proceeds: Purchase of Equipment, Purchase of Inventory, Purchase of Supplies, Management Fee, Working Capital
- 2017-08-05, Reg D 506 (C), 20000 70,000 Class B Membership Units; Dan B. Turner. Use of proceeds: Purchase of Equipment.

Valuation

$7,040,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The opinion was based on the Company's intellectual property, marketplace and the estimated value of similarly sized companies such as Casamigos and Skinnygirl, at this stage of their developmental life cycle. With these facts and the experience and drive of the management, we believe this is an accurate determination of the Company's fair market value based calculations made to the best of our abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,700	$107,000
Less: Offering Expenses		
	$642	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Bottles, Lids, Labels	$0	$25,000
Tequila Inventory	$0	$30,000
Advertising & Marketing	$4,000	$20,000
Legal & Acct.	$0	$10,000
Working Capital	$6,100	$15,580
Total Use of Net Proceeds	$10,058	$100,580

We plan to raise our needed capital in three phases, 3 tiers, to reach our requirements of $1,000,000, in a timeline of 12 months.

Tier 1, the minimum is **$10,000 and the maximum is $107,000.** With those funds, added to the funds the Company's founders and initial investors have invested, we will be able to produce and bottle approximately 5,000 cases of product. We have existing inventory of bottles, lids, labels and ingredients, including tequila, that will be used to bottle margaritas. We the additional funding of tier 1, we will be able to bottle our two styles of Quila Maria's tequila and Quila Maria's *"QUI LA QUR,"* Craft distilled Lime Liqueur. This will give the Company four SKU's, four products, we can introduce to distributors and retailers in our selected markets. These four SKU'S will be bottled in 750 ml glass bottles and packed 12 per case, 9 ml cases, for the margaritas and packed six-bottles per case for the tequilas and liqueur.

Tier 2. If we anticipate exceeding our maximum offering goal, we may increase our offering maximum from **$107,000 to $535,000**, which will allow us to develop Quila Maria's Ready-To-Drink products, which includes three additional SKU'S in 375 ml Aluminum bottles. With this tier funding in place, will be able to purchase 250,000 aluminum bottles, 375 ml, which will be packed 12 per case. This amount of bottles, the minimum purchase available from the supplier, will allow us to bottle the equivalent of 12,000 nine-liter equivalent cases. (24,000 cases x 12 of 375 ml) We would introduce our *"Pink Grapefruit Margarita,"* our Super-Fruit *"Sangia Rita,"* which is a blend of red wine, tequila, and the essence of Pomegranate, Blueberry, Blood Orange and Acai Berry and bottle *"Classic Lime Margarita's"* with the round of financing.

Tier 3, If we anticipate exceeding our maximum offering goal, we may increase our offering maximum from **$535,000 to $1,070,000, which** will give us the capital required to develop and bottle *Tequila Blue Head.* The super-premium tequila are experiencing rapid growth and we believe we can carve our our niche, our share, of this expanding market. We will build a new mold and re-introduce Blue Head is a super-premium bottle. The package includes the glass closure, the cap, to be made from a new mold exclusively produced for Tequila Blue Head. The *"nativo's head,"* (native-American) will be solid glass and tinted with a pale, Carolina Sky-Blue. Additionally, the Company plans to have produced a crystal decanter with crystal closure of the same design, and offer to retailers during the holiday season. We have not established a price for the tequila and crystal bottles; however, preliminary marketing studies indicate the Company could offer the decanter at a retail price of $399. Only 1,000 of the decanters will be available.

Irregular Use of Proceeds

The Company's might incur an irregular Use of Proceeds, particularly at the Tier 1 level of funds available. This could happen as a result of slow, or failure, by the Company to raise the maximum amount of capital to fund the operations planned at the respective levels. The Company expects to generate enough revenue to provide for adequate payroll, rent, and other operating expenses; however, no assurance can be made that might happen. If so, the Company would be forced to use the funds from the capital raise to maintain and pay fixed costs.


REGULATORY INFORMATION


Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.quilamarias.com/annual report in the Investor tab labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Quila Maria's Tequila Ria LLC

[See attached]

Quila Maria's Tequila Ria LLC

Financial Statements
(unaudited)
For the years ended
December 31, 2017 and 2016

Together with
Independent Accountants' Review Report

CONNETT & ANAGNOST

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Stephen G. Connett, CPA
sconnett@cacpapa.com

Constance A. Anagnost, CPA
canagnost@cacpapa.com

To the Management and Members

Quila Maria's Tequila Ria LLC

Tampa, FL 33619

We have reviewed the accompanying financial statements of Quila Maria's Tequila Ria LLC which comprise the balance sheets as of December 31, 2017 and 2016, and the related Statement of Loss and Members' Equity and Statement of Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is an expression of opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting procedures generally accepted in the United States of America.

Very Truly Yours,



Connett & Anagnost CPA's PA

Brandon, Florida

May 30, 2018

Members of
AICPA

604 East Morgan Street • Brandon, Florida 33510
Office (813) 651-0406 • Fax (813) 654-9491
www.cacpapa.com

FICPA
PROUD MEMBER
Florida Institute of Certified Public Accountants

Quila Maria's Tequila Ria LLC

Index to Financial Statements

(unaudited)

Quila Maria's Tequila Ria LLC
Balance Sheet
December 31, 2017 and 2016
(unaudited)

	12/31/2017	12/31/2016
Assets		
Current Assets		
Cash and Cash Equivalents	$32,502	$3,775
Checking Account		
Other Current Assets	24,538	0
Inventories	57,040	3,775
Property, Plant and Equipment		
Warehouse Equipment	187,204	
Bottle Mold Forms	22,000	
Leasehold Improvements	2,000	
	211,204	
Other Assets		
Deposits	4,865	2,500
Trademark Costs(Net of Amortization)	2,078	0
	6,943	2,500
TOTAL ASSETS	$275,187	$6,275
Liabilities and Members' Equity		
Liabilities		
Current Liabilities		
Due to Related Entity	$0	$14,321
Insurance Premium Payable	20	
Total Current Liabilities	$20	$14,321
Long Term Liabilities		
Convertible Debenture	40,000	30,000
Due to Member	50	0
	40,050	30,000
Total Liabilities	40,050	44,321
Members; Equity	$235,117	($38,046)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$275,187	$6,275

2

See accompanying independent accountants' review report and notes to the financial statements

Quila Maria's Tequila Ria LLC
Statement of Loss and Changes in Members' Equity
For the years ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Ordinary Expense		
Advertising	$3,384	7,842
Amortization	122	0
Auto and Truck Expense	5945	6,170
Bank Charges	1175	431
Gifts	200	0
Insurance	20	
Interest	4	0
Licenses	801	0
Management Fees	51344	50,479
Meals and Entertainment	955	823
Office Supplies	1450	880
Outside Services	3470	3,700
Postage and Shipping	659	178
Professional Fees	8056	1,500
Rent	8226	0
Repairs and Maintenance	168	0
Research and Development	3475	1,877
Taxes	815	170
Telephone	795	193
Tolls & Parking	148	0
Travel	1687	4,903
Warehouse Supplies	<u>67</u>	<u>0</u>
Total Operating Expenses before Other Income	92,966	79,146
Other Income	<u>40</u>	<u>0</u>
Net Operating Loss	$92,926	$79,146
Beginning Members' Equity	(38,045)	(13,900)
Capital Contributions	<u>366,088</u>	<u>55,000</u>
Ending Members' Equity	$235,117	(38,046)

See accompanying andependent accountants' review report and notes to the consolidated financial statemennts

Quila Maria's Tequila Ria, LLC
Statement of Cash Flows
For the years ended December 31, 2017 and 2016
(unaudited)

	12/31/2017	12/31/2016
Cash Flows from Operating Activities		
Net (Loss) for the Period	(92,926)	(79,146)
Adjustments to reconcile net loss		
to net cash used in operations:		
Amortization	122	0
Changes in Operating Assets and		
Liabilities		
Inventories	(24,538)	0
Insurance Premium Payable	(20)	0
Net cash used in operating activities	(117,362)	(79,146)
Cash Flows from Investing Activities		
Purchase of Equipment	(211,204)	
Purchase of Trademarks	(2,200)	
Deposits	(2,365)	(2,500)
Net Cash Used in Investing Activities	(215,769)	(2,500)
Cash Flows from Financing Activities		
Proceeds from Convertible Debenture	10,000	30,000
Proceeds from infusion of additional		
member equity	366,088	55,000
Repay loans to related entity	(14,230)	(1,274)
Loan from Related Entity		50
Net cash received from investing activities	361,858	83,776
Increase (Decrease) in Cash Equivalents	28,727	2,130
Cash and Cash Equivalents - Beginning of Year	3,775	1,645
Cash and Cash Equivalents - End of Year	$32,502	$3,775
Supplemental disclosures of cash flow		
information		
Interest	$4	

See accompanying independent accountants' review report and notes to the financial statements

Quila Maria's Tequila Ria LLC

Notes to the Financial Statements

(unaudited)

December 31, 2017

Note 1 – Organization and Nature of Activities

Quila Maria's Tequila Ria LLC (the company) was formed as a limited liability company under the laws of the State of Florida on August 1, 2015. The company will produce tequila and margaritas for sale at wholesale.

The company is conducting an equity offering that will raise capital and other forms of investment equity to be used to construct the Tequila Ria production facility and to fund operations until such time that the Tequila Ria becomes self-supporting.

Note 2 – Summary of Significant Accounting Policies

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP")

Note 3 – Cash and Cash Equivalents

Cash and Cash Equivalents include all cash balances. The total as indicated in the financial statements is $32,502.

Note 4 – Inventories

During the preproduction period the inventories consist of ingredients and bottles to be used in the production once the process starts. The inventories have been based on first in first out (FIFO) method of accounting for the costs.

Note 5 – Property, Plant and Equipment

This consists of the following:

Warehouse Equipment	$187,204
Bottle Mold Forms	22,000
Leasehold Improvements	2,000

Since the equipment has not been put into production until sometime in June 2018 there has been no depreciation recorded.

Note 6 – Deposits

There are funds totaling $4,865.57 given to the landlord for payment of the last months lease payment ($2,865.57) and a damage deposit ($2,000.00).

Note 7 – Trademark Costs

Costs to acquire and produce the trademark are being accumulated and written over a 15 year period, commencing October 1, 2017.

Note 8 – Convertible Debenture

The company on October 26, 2015 issued a debenture to one of the existing unit holders of record. It bears interest of 7% annually. The equity member had until October 26, 2017 to convert the debenture into additional membership equity units. It has been extended for another year. They will be entitled to have 7% of the issued and outstanding units issued back to them as consideration for allowing the company to retain the funds. As of the balance sheet date the annual interest for 2016 and 2017 has not been paid.

Note 9 – Membership Equity

The company has 50,000,000 units authorized, with 7,000,000 issued and outstanding.

Note 10 – Rent

The company has entered into a 3 year (36 month) lease with Windhorst Properties Group LLC commencing October 1, 2017 and terminating September 30, 2020 for a rental payment of $2,741.88 which includes rent and common area maintenance. Until time production commences the electric and water are paid by the landlord. There is an option to renew at the end of the lease.

Note 11 – Subsequent Events

Management has considered all events subsequent to December 31, 2017 but before May 30, 2018, the date of issuance of the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Quila Maria's Tequila Ria is pending **StartEngine Approval.**

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Quila Maria's Tequila Ria
Ready-To-Drink Margaritas & Tequila
● Small OPO   🏠 Tampa, FL   🔖 Food & Beverage
◉ Accepting International Investment

Overview   Team   Terms   Updates   Comments | Share |

Ready-to-Drink Margaritas and Tequila

Invest in Quila Maria's Tequila Ria

According to Nielson, margaritas are the most popular drink in the United States with 60% of people claiming it as their go-to alcoholic beverage*. Here at Quila Maria's, **we want to capitalize on that already existing market. To do that, we have one simple goal; make a great margarita**.

We make a pre-mixed margarita using all real and delicious ingredients. That means, **real sugar, real lime juice, real triple sec and most importantly, real tequila. And not just any tequila,** Blue Head Tequila, imported from Mexico, which has won the prestigious double gold medal for all three styles of tequila; Silver, Reposado, and Anejo.

These real ingredients gives us one tasty margarita. Refreshing, crisp and authentic. We believe Quila Maria's margaritas are unmatched in quality and taste by other brands of ready-to-drink margaritas.

With the help of StartEngine, initially we want to get our authentic cocktails onto the shelves of 3,000 supermarkets, pharmacies, convenience stores and other retailers in Florida. Once we have a presence in our home state, we anticipate expanding into Illinois, Texas, South Carolina and Arkansas. With the flavor and quality we offer, compared to other margaritas on the market, as well as our existing relationships with major regional retailers, we believe we can gain significant market traction quickly.

So, take a sip of Quila Maria's margarita and be transported to the beaches of Mexico. Let yourself relax whenever, wherever with the real, fresh tastes that make margaritas such a popular cocktail. Save money on a plane ticket, walk into your nearest liquor retailer, and walk out with vacation in a bottle: **Quila Maria's "real" ready-to-drink margarita.**



"Saludo! My Amigos and Amigas."   **Quila Maria Margarita Lopez**



The Offering

Investment

$1.00 per Membership Unit | When you invest you are betting the company's future value will exceed $8.1 Million Dollars

Perks*

Level 1: Each investor that purchases 500 shares of Membership Units will receive a Quila Maria's Payment Voucher that can be used to purchase one bottle of Quila Maria's Classic Lime Margaritas.

Level 2: Invest $1,000-$2,500 and receive a Payment Voucher to purchase one bottle each of Quila Maria's Classic Lime Margaritas, Silver and Mesquite tequilas.

Level 3: Invest $5,000-$10,000 and receive a Payment Voucher to purchase one bottle each of Quila Maria's Classic Lime Margaritas, Silver and Mesquite tequila's + one bottle of Tequila Blue Head, investor's choice of Silver, Reposado or Anejo.

**All perks occur after the offering is completed.*



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

"Margaritas always taste better in Mexico"

Quila Maria Maragrita Lopez

What's Inside Each Bottle











QUILA MARIA'S
REAL
MARGARITAS
READY-TO-DRINK
750ml
QUILA MARIA'S
BLUE AGAVE
TEQUILA
Silver
750ml
QUILA MARIA'S
SUPER FRUIT
SANGRIA RITA
READY-TO-DRINK
750 ml
QUILA MARIA'S
REAL
PIÑA COLADA
750 ml
QUILA MARIA'S
BLUE AGAVE
TEQUILA
NAHUATL
MESQUITE
SINGLE BARREL
750ml

Real Sugar

Harvested from the many sugar plantations in and near Guadalajara. We do not use fructose or any other sweeteners. Real margaritas are made with real sugar.

Real Lime

Not artificial. Real lime juice from the largest lime juice company in the world, Citrojugo, located in the lime juice capital of the world, Tecoman, Colima, Mexico, located southwest of Guadalajara on Mexico's beautiful tropical Pacific Coast.

Real Triple Sec

Soon, we will make our own, here in Florida using the best oranges in the world, harvested only a few miles from our distillery.

Real Tequila

Not just any tequila, but Tequila Blue Head, winner of three prestigious "Double Gold" medals in 2008, for all three styles of tequila, Blanco, Reposado and Anejo. An unusual feat, to our knowledge, no other tequila (or spirit) has won three theDouble Gold medals in one year



Silver, Reposado and Anejo all win Double Gold medals in 2008.

Award Winning Tequila

"The Double Gold medal is reserved for those spirits who receive a unanimous vote from all twenty-four industry judges on our panel."

San Francisco World Spirits Competition





Why We Built Our Tequila Ria in Florida



Florida has a resident population of nearly 21 million and recorded the second highest growth rate in 2017. Additionally, 113 million people visited Florida in 2016. It boasts travel destinations like Disney World, Busch Gardens, Universal Studios, Legoland, countless golf courses, hundreds of miles of pure white beaches with blue and green waters.



The vast majority of tourists go to the beach and drink margaritas and because of this, we will target all grocery stores, convenience stores, liquor stores, pharmacies and discount stores on or near the beaches. **Once a tourist taste our margaritas, they will remember Quila Maria's when they return to Ohio, Indiana, North Carolina, New York, Illinois, Texas and Arkansas. This will facilitate growth in those states once the Company has distribution there, as many of the visitors who drink our margaritas while on vacation, will recognize the brand when they head home.**

Our Company's managers previous business experiences with major retailers in Florida, Publix Supermarkets, Walgreens, Walmart, CVS, Sam's Club and many local and independent liquor retailers, gives the Company access to these retailers. **Our Classic Lime margaritas are low alcohol content and consequently can be sold in these retailers, giving Quila Maria's margaritas a unique advantage over our competitors.**

Please remember, we use real tequila in our margaritas. They are not made with malt-beverage or agave wine, only with real tequila, a low alcohol blend that is the authentic way they are made in Mexico. This gives us access to thousands of retailers who are able to sell our margaritas with only a beer and wine license.



Florida Welcomed 113 million Visitors in 2016

http://www.orlandosentinel.com/travel/os-bz-visit-florida-tourism-2016-story.html

Top 10 States in Numeric Growth: 2016 to 2017

Rank	Name	2010	2016	2017	Numeric growth
1	Texas	25,146,100	27,904,862	28,304,596	399,734
2	Florida	18,804,594	20,656,589	20,984,400	327,811
3	California	37,254,518	39,296,476	39,536,653	240,177
4	Washington	6,724,545	7,280,934	7,405,743	124,809
5	North Carolina	9,535,721	10,156,689	10,273,419	116,730
6	Georgia	9,688,690	10,313,620	10,429,379	115,759
7	Arizona	6,392,309	6,908,642	7,016,270	107,628
8	Colorado	5,029,325	5,530,105	5,607,154	77,049
9	Tennessee	6,346,295	6,649,404	6,715,984	66,580
10	South Carolina	4,625,381	4,959,822	5,024,369	64,547

https://miamiagentmagazine.com/2018/01/03/florida-second-highest-population-growth-country/





We found that beach...the one with margaritas.

Our Starting Five


QUILA MARIA'S
BLUE AGAVE
TEQUILA
NAHUATL
MESQUITE
SINGLE BARREL
REAL TEQUILA
QUILAMARIAS.COM

Tequila Mesquite

Aged with mesquite wood for a smoky, sweet honey taste.


QUILA MARIA'S
BLUE AGAVE
TEQUILA
Silver
REAL TEQUILA
QUILAMARIAS.COM
750 ml

Tequila Silver

Taste the agave. Ideal for making margaritas, tequila sunrise and any cocktail for the taste of Mexico.


QUILA MARIA'S
REAL
MARGARITAS
REAL LIME . REAL TEQUILA
READY-TO-DRINK
750ml

Classic Lime Margaritas

Perfecto. The ultimate balance between sweet, sour and tequila.


QUILA MARIA'S
REAL
PIÑA COLADA
REAL COCONUT . REAL RUM
REFRIGERATE AFTER OPEN

Pina Colada

"*Put de lime in de Coconut...*"
...and some banana, pineapple and rum.
A true visit to the tropics.




QUILA MARIA'S
SUPER FRUIT
SANGRIA RITA
READY-TO-DRINK
REFRIGERATE AFTER OPEN

Sangria Rita

Real Blueberry. Real Pomegranate.
Real Acai Berry. Real Blood Orange.

Who We Are

The founders, Jesse Lee Carrigan and JoseLeonardo Lopez, have been partners for thirteen years, co-founding Tequila Blue Head and Quila Maria's. Between them, they have more than forty years' experience in the agave fields, distilleries, importing and marketing and distribution of tequila and margaritas.

Our other partners are also highly qualified and knowledgeable in their respective fields. Dalton L. Lott has in excess of fifty years' experience in marketing. He has marketed such products as Sadler's Meats, Pace PicanteSauce, Margaritaville (his Company wrote the business plan) and Sweet N Low.



Our distiller, Mr. Jorge Camacho has many years experience in distilling tequila. He was employed by Jose Cuervo for nineteen years, the largest tequila company, and for Sauza, the third largest tequila company. Additionally, he was one of the co-founders and organizers of the Consejo Regulador de Tequila (the "CRT), the organization that oversees the tequila industry in Mexico.As a team, they know the business backwards and forwards and beyond that, they have a a passion for it. With years of hard work and experience in business, marketing and retail, they're well position to capitalize on the tremendous product that they've built.



Jose Leonardo Lopez and Jesse Lee Carrigan





Why Margaritas and Tequila....

Because that's what America is drinking.

According to Nielsen;

- Margaritas are the #1 selling Cocktail in America. For 20+ years.
- Pina Coladas are the third best selling cocktail.
- 67% of Chili's customers prefer a margarita to any other cocktail.
- Tequila (44%) is now the preferred liquor base for cocktails, ahead of Vodka and Rum.

Read the Report: https://www.prnewswire.com/news-releases/what-america-is-drinking-margarita-tops-the-list-of-americas-favorite-cocktail-300265142.html



...And because we think we can make some $!

Skinny Girl margaritas sold to Beam Global for $90 million on sales of $9 million.

To attain such goal as Skinnygirl margaritas, we need to generate annual sales of approximately $9-$10 million. This would require selling 75,000 cases of margaritas and 25,000 cases of tequila annually. We believe we can reach that level three years after beginning sales.



George Clooney and his two friends sold Casamigos Tequila to Diageo for $1 Billion.



QUILA MARIA'S
REAL
MARGARITAS
READY-TO-DRINK
QUILA MARIA'S
SUPER FRUIT
SANGRIA RITA
READY-TO-DRINK
QUILA MARIA'S
REAL
PIÑA COLADA
READY-TO-DRINK

12.68 oz
ALUMINUM BOTTLES

What we need to do....

- Complete build out of our bottling plant for Quila Maria's margaritas and tequila in Tampa, FL.
- Bottle our Classic Lime margaritas in 2 presentations; in 750 ml glass bottles and a1.75ml in a PET bottle.
- Bottle Quila Maria's Silver and Mesquite tequilas.
- Expand our product mix in early 2019 to include a 375 ml aluminum bottle with our Classic Lime, Pina Colada and Sangria Rita presentations.
- In the summer of 2019, bottle our Tequila Blue Head in three styles, Blanco, Reposado and Anejo.

Get Full Distribution in Florida...

We do this by:

- Getting placement of our margaritas in all Publix Supermarkets and liquor stores and in all Walgreens, CVSs & Walmarts.
- Appoint distributors who distribute to the entire retail trade.
- Our margaritas have an ABV of 6%, which enables us to get on all retail shelves. If a retailer has a beer-and-wine license, he can sell our "Real Margaritas."

Tequila Mountain as seen from a Blue Agave field.

Invest in Quila Maria's Today!

The time is right for Quila Maria's! The right time for our margaritas.



The right time for ourbusiness. The right time to invest. We have sourced the best there is to offer; ingredients, tequila, and the knowledge and ability of our team.

The right place. From Guadalajara and Colima to Tampa. The right product, the number one selling cocktail in America for more than 25 years, the margarita. Bold. Authentic. A perfect blend of the best things that make the best cocktail. Perfecto!

In the not so distant future, the pretty woman with green eyes and the hibiscus in her hair will be seen throughout America's liquor stores and supermarkets.





Saludo! Drink Up.

August, 2015

Quila Maria's begins.

Chartered as an LLC in Florida.

November, 2015

Cyndi Jordan Buckingham becomes first investor, believer.

Cyndi wrote the #1 selling song in 1983, Jose Cuervo "you are a friend of mine.

August, 2016

T Gosney Thornton, becomes 2nd investor.

Widely known Texas Troubador, entertainer, songwriter, singer.

March, 2017

Quila Maria's acquires intellectual property rights and trademarks from Tequila Blue Head.

Acquisition includes Registered Trademarks for Quila Maria's and Tequila Blue Head.

August, 2017

Dalton L. Lott becomes 3rd investor; agrees to help market Quila Maria.

Marketed Sweet N Low, Margaritaville, Pace Picante Sauce, Sadler's Meats.

August, 2017

Dan B. Turner, 4th investor.

Finances Company's purchase of Mixing Tank and Forklift.

January, 2018

dbpr Department of Business & Professional Regulation

Quila Maria's Tequila Ria LLC Licensed as Distiller

State of Florida, Division of Alcoholic Beverages and Tobacco issues distillers license to Quila Maria's.

April, 2018

Alcohol & Tobacco Tax & Trade Bureau issues Quila Maria's Basic Permit.

Basic Permit allows the rectifying and bottling of margaritas and tequila in Florida.

April, 2018

Formula Approval

Our Classic Lime formula approved by the Tax & Trade Bureau.

April, 2018

Ordered 12,000 Liters of Silver Tequila for Shipment to Quila Maria's

The "Chief," is in Guadalajara, Mexico, purchasing barrels and filling them with tequila in preparation for shipment next week to arrive by May 1.

April, 2018

Classic Lime Margaritas label approved by Tax & Trade Bureau

Ordered 25,000 margaritas labels.

June 22, 2018

We expect bottling to begin.

All equipment installed, labels delivered, await delivery of tequila from Mexico to begin bottling.

Meet Our Team



Jesse Lee Carrigan

Board of Managers, Managing Member

12 years experience in tequila and margarita industry, Co-Founder of Quila Maria's Tequila Ria and Tequila Blue Head. Jesse has been employed from 2015 to present by the Company and works full time for the Company.





Jose Leonardo Lopez

Board of Managers, Member

27 years in the tequila industry. Planter, grower, harvester of Blue Agave plant, distiller, bottler. Co-Founder Quila Maria's Tequila Ria and Tequila Blue Head, Leo devotes full time to the affairs of the Company and has done so from 2015 to present.





Dalton L. Lott

Board of Managers, Investor, Member

Founder of Club Marketing Services with major clients of Walmart, Walgreens, Sam's Club. Successfully marketed Sadler's Meats, Margaritaville tequila and margaritas, Pace Picante Sauce and Sweet N' Low. Dalton is retired and spends his time traveling and overseeing his investments. Dalton L. Lott is currently the Owner and CEO of Lott Companies and has been since 1996. He will devote as much time to Quila Maria's Tequila Ria as is required and has been part of the company from 2015 to present.





Cyndi Jordan Buckingham

Co-Founder. Member.

Cyndi penned the Number 1 and Song of the Year in 1983, "Jose Cuervo You Are a Friend of Mine." USA Today published the song sold 14 million cases of Jose Cuervo tequila, making it the largest selling brand, a position it still holds.



Jorge Camacho

Distiller, Tequila Aficianado.

Jorge began his career with Jose Cuervo where he remained for 19 years. He then went to Sauza Tequila for 13 years before building his own tequila ria in Guadalajara. Co-Founder of Consejo Regulador de Tequila, the "CRT," the agency that oversees tequila industry in Mexico.



Jessica Hernanez

Compliance, Member.

Jessica is responsible for label and formulas compliance and registration with governmental agencies in the United States. She had similar duties for Tequila Blue Head. She is also responsible for tax compliance with the individual states and Federal Excise taxes.



T Gosney Thornton

Investor. Member.

"T" is our second investor. Tom is an entertainer, singer,songwriter and Texas Troubador with "The Old Hat Band." He is also an entrepreneur developing cell towers and communication services.



Dan Turner

Investor. Member.

Entrepreneur. Founder, Owner and Operator of rehabilitation hospital.

Offering

Maximum 107,000* Class A Membership Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 Class A Membership Units ($10,000)

Company	Quila Maria's Tequila Ria LLC
Corporate Address	10257 Windhorst Road, Tampa, Florida 33619
Description of Business	We produce and bottle Ready-To-Drink margaritas and import tequila in bulk and bottle. We sell our products to licensed distributors.
Type of Security Offered	Class A Membership Units **(Non-Voting)**
Purchase Price of Security Offered	$1.00 per share
Minimum Investment Amount (per investor)	$500

Investor Perks*:

Level 1: Each investor that purchases 500 shares of Membership Units will receive a Quila Maria's Payment Voucher that can be used to purchase one bottle of Quila Maria's Classic Lime Margaritas.

Level 2: Invest $1,000-$2,500 and receive a Payment Voucher to purchase one bottle each of Quila Maria's Classic Lime Margaritas, Silver and Mesquite tequilas.

Level 3: Invest $5,000-$10,000 and receive a Payment Voucher to purchase one bottle each of Quila Maria's Classic Lime Margaritas, Silver and Mesquite tequila's + one bottle of Tequila Blue Head, investor's choice of Silver, Reposado or Anejo.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Quila Maria's Tequila Ria LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Membership Units at $1 / unit, you will receive 10 bonus units meaning you'll own 110 shares for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company's might incur an irregular Use of Proceeds, particularly at the Tier 1 level of funds available. This could happen as a result of slow, or failure, by the Company to raise the maximum amount of capital to fund the operations planned at the respective levels. The Company expects to generate enough revenue to provide for adequate payroll, rent, and other operating expenses; however, no assurance can be made that might happen. If so, the Company would be forced to use the funds from the capital raise to maintain and pay fixed costs.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT

OF

QUILA MARIA'S TEQUILA RIA LLC

Table of Contents

OPERATING AGREEMENT

QUILA MARIA'S TEQUILA RIA, LLC

AGREEMENT, made May 31, 2018, among JESSE LEE CARRIGAN, JOSE LEONARD LOPEZ, DALTON L. LOTT, WILLIAM "T" THORNTON, CYNTHIA JORDAN BUCKINGHAM, DENNIS N. BUCKINGHAM, DAN B. TURNER, JESSICA C. HERNANDEZ, and DON MEXICO BRANDS LLC, a limited liability company, (collectively hereinafter referred to as "Members").

WITNESSETH:

WHEREAS, the parties have formed a limited liability company pursuant to the laws of the State of Florida for the purposes hereinafter set forth, and to establish their respective rights and obligations in connection with the limited liability company;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Members agree as follows:

1. Formation

The parties hereby confirm that they have formed a limited liability company (the "Limited Liability Company") pursuant to the provisions of the Florida Revised Limited Liability Company Act, for the purposes and the period and upon the terms and conditions hereinafter set forth. The parties have caused to be filed the Articles of Organization of the Limited Liability Company, and shall execute, acknowledge, swear to and file any other documents required under applicable law.

2. Name

The name of the Limited Liability Company shall be QUILA MARIA'S TEQUILA RIA LLC, and all business of the Limited Liability Company shall be conducted under said name, or such other name as the Members from time to time may determine.

3. Purposes

The purposes of the Limited Liability Company are to engage in any lawful activity, namely, to import tequila and other alcohol products and the bottle, market sell and distribute alcoholic beverages and to incur indebtedness, secured and unsecured; to enter into and perform contracts and agreements of any kind necessary to, in connection with or incidental to the business of the Limited Liability Company; and to carry on any other activities necessary to, in connection with or incidental to the foregoing, as the Managers in their discretion may deem desirable.

4. Place of Business

The principal place of business of the Limited Liability Company (and the specified office at which the records required to be maintained by the Limited Liability Company, under the Florida Revised Limited Liability Company Act, are to be kept) shall be at 10257 WINDHORST ROAD, TAMPA, FL 33619, or at such other or additional places of business within or outside of the State of Florida as the Managers from time to time may designate. The Managers shall notify the other Members of any change of the principal place of business and specified office.

The Limited Liability Company hereby designates JESSE LEE CARRIGAN, whose post office address is 10257 WINDHORST ROAD, TAMPA, FL 33619, as the Registered Agent of the Limited Liability Company for service of process.

The registered office and Registered Agent may be changed from time to time by the Managers by filing the prescribed forms with the appropriate governmental authorities.

5. Term

The term of the Limited Liability Company commenced on the filing of the Articles of Organization of the Limited Liability Company, and shall continue until the occurrence of an event hereinafter set forth which causes the termination of the Limited Liability Company.

6. Capital Contributions

The capital of the Limited Liability Company shall be $600,000.00, which shall consist of the aggregate of the capital contributions to be made pursuant to this Article 6.

The Members shall not be required to make any additional capital contributions.

Except as specifically provided in this Agreement or required by law, no Member shall have the right to withdraw or reduce his contributions to the capital of the Limited Liability Company until the termination of the Limited Liability Company. No Member shall have the right to demand and receive any distribution from the Limited Liability Company in any form other than cash, regardless of the nature of such Member's capital contribution. No Member shall be paid interest on capital contributions to the Limited Liability Company.

The liability of any Member for the losses, debts, liabilities and obligations of the Limited Liability Company shall be limited to paying: the capital contribution of such Member when due under this Agreement; such Member's share of any undistributed assets of the Limited Liability Company; and (only if and to the extent at any time required by applicable law) any amounts previously distributed to such Member by the Limited Liability Company.

7. Loans and Advances by Members

If any Member shall loan or advance any funds to the Limited Liability Company in excess of the capital contribution of such Member prescribed herein, such loan or advance shall not be deemed a capital contribution to the Limited Liability Company and shall not in any respect increase such Member's interest in the Limited Liability Company.

8. Allocations and Distributions

As used in this Agreement, the terms "net profits" and "net losses" shall mean the profits or losses of the Limited Liability Company from the conduct of the Limited Liability Company's business, after all expenses incurred in connection therewith have been paid or provided for. The net profits or net losses of the Limited Liability Company shall be determined by the Limited Liability Company's accountants in accordance with generally accepted accounting principles applied in determining the income, gains, expenses, deductions or losses, as the case may be, reported by the Limited Liability Company for federal income tax purposes.

The term "cash receipts" shall mean all cash receipts of the Limited Liability Company from whatever source derived, including without limitation capital contributions made by the Members; the proceeds of any sale, exchange, or other disposition of all or any part of the assets of the Limited Liability Company; the proceeds of any loan to the Limited Liability Company; the proceeds of any insurance policy payable to the Limited Liability Company; and the proceeds from the liquidation of the assets of the Limited Liability Company following a termination of the Limited Liability Company.

The "capital account" for each Member shall mean the account established, determined and maintained for such Member in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv). The capital account for each Member shall be **increased by** (1) the amount of money contributed by such Member to the Limited Liability Company, (2) the fair market value of property contributed by such Member to the Limited Liability Company (net of liabilities secured by such contributed property that the Limited Liability Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code), and (3) allocations to such Member of Limited Liability Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Trea. Reg. Section 1.704-1(b)(2)(iv)(g), but excluding income and gain described in subsection (b)(4)(i) of said Regulation, and shall be **decreased by** (4) the amount of money distributed to such Member by the Limited Liability Company, (5) the fair market value of property distributed to such Member by the Limited Liability Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (6) allocations to such Member of expenditures of the Limited Liability Company described in Section 705(a)(2)(B) of the Code, and (7) allocations of Limited Liability Company loss and deduction (or items thereof) including loss and deduction described in Trea. Reg. Section 1.704-1(b)(2)(iv)(g), but excluding items described in (6) above and loss or deduction described in subsections (b)(4)(i) or (b)(4)(iii) of said Regulation. Net profits and net losses of the Limited Liability Company from other than capital transactions, as of the end of any fiscal year or other period, shall be credited or charged to the capital accounts of the Members prior to any charge or credit to said capital accounts for net profits and net losses of the Limited Liability Company from capital transactions as of the end of such fiscal year or other period. The capital account for each Member shall be otherwise adjusted in accordance with the additional rules of Trea. Reg. Section 1.704-1(b)(2)(iv).

The term "Members' Units and Percentage Interests" shall mean the Units and Percentages set forth opposite the name of each Member below:

Member	Member Units	Percentage
Jesse Lee Carrigan	2,050,000	29.286
Dalton L. Lott	2,048.000	29.257
Jose Leonardo Lopez	1,400,000	20.000
William "T" Gosney Thornton	598,000	8.545
Cynthia J. Buckingham	286,000	4.091
Dennis N. Buckingham	223,000	3.182
Don Mexico Brands LLC	225,000	3.210
Dan B. Turner	100,000	1.429
Jessica C. Hernandez	70,000	1.000

During each fiscal year, the net profits and net losses of the Limited Liability Company (other than from capital transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Limited Liability Company from capital transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Members in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members in proportion to the Members' Percentage Interests. The net losses of the Limited Liability Company from capital transactions shall be allocated in the following order of priority: (a) to the extent that the balances in the capital accounts of any Members are in excess of their original contributions, to such Members in proportion to such excess balances in the capital accounts until all such excess balances have been reduced to zero; then (b) to the Members in proportion to the Members' Percentage Interests.

The cash receipts of the Limited Liability Company shall be applied in the following order of priority: (a) to the payment by the Limited Liability Company of amounts due on debts and liabilities of the Limited Liability Company other than to any Member, and operating expenses of the Limited Liability Company; (b) to the payment of interest and amortization due on any loan made to the Limited Liability Company by any Member; (c) to the establishment of cash reserves determined by the Managers to be necessary or appropriate, including without limitation reserves for the operation of the Limited Liability Company's business, taxes and contingencies; and (d) to the repayment of any loans made to the Limited Liability Company by any Member. Thereafter, the cash receipts of the Limited Liability Company shall be distributed among the Members as hereafter provided.

Except as otherwise provided in this Agreement or required by law, distributions of cash receipts of the Limited Liability Company, other than from capital transactions, shall be allocated among the Members in proportion to the Members' Percentage Interests.

Except as otherwise provided in this Agreement or required by law, distributions of cash receipts from capital transactions shall be allocated in the following order of priority: (a) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in his capital account; then (b) to the Members in proportion to the Members' Percentage Interests.

Special Allocations -- Notwithstanding the preceding provisions of this Article 8, the following special allocations shall be made in the following order:

(1) <u>Minimum Gain Chargeback</u> -- Except as otherwise provided in Trea. Reg. Section 1.704-2(f), if there is a net decrease in partnership minimum gain (within the meaning of Trea. Reg. Sections 1.704-2(b)(2) and 1.704-2(d)) during any fiscal year, each Member shall be allocated items of the Limited Liability Company's income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in partnership minimum gain, determined in accordance with Trea. Reg. Section 1.704-2(g). Allocations made pursuant to the preceding sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Trea. Reg. Sections 1.704-2(f)(6) and 1.704-2(j)(2). This provision is intended to comply with the minimum gain chargeback requirement in Trea. Reg. Section 1.704-2(f) and shall be interpreted consistently therewith.

(2) <u>Partner Minimum Gain Chargeback</u> -- Except as otherwise provided in Trea. Reg. Section 1.704-2(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain attributable to a partner nonrecourse debt during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Trea. Reg. Section 1.704.2(i)(5), shall be allocated items of the Limited Liability Company's income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in

partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Trea. Reg. Section 1.704-2(i)(4). Allocations made pursuant to the preceding sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Trea. Reg. Sections 1.704-2(i)(4) and 1.704-2(j)(2). As used herein, "partner nonrecourse debt" has the meaning set forth in Trea. Reg. Section 1.704-2(b)(4). As used herein, "partner nonrecourse debt minimum gain" shall mean an amount, with respect to each partner nonrecourse debt, equal to the partnership minimum gain (within the meaning of Trea. Reg. Sections 1.704-2(b)(2) and 1.704-2(d)) that would result if such partner nonrecourse debt were treated as a nonrecourse liability (within the meaning of Trea. Reg. Section 1.704-2(b)(3)) determined in accordance with Trea. Reg. Section 1.704-2(i)(3). This provision is intended to comply with the minimum gain chargeback requirement in Trea. Reg. Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(3) <u>Qualified Income Offset</u> -- In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Trea. Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of the Limited Liability Company's income and gain shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any adjusted capital account deficit in such Member's capital account, as quickly as possible, provided that an allocation pursuant to this provision shall be made only if and to the extent that such Member would have an adjusted capital account deficit in such Member's capital account after all other allocations provided for in this Article 8 have been tentatively made as if this provision were not in this Agreement. As used herein, "adjusted capital account deficit" shall mean the deficit balance, if any, in a Member's capital account at the end of the relevant fiscal year after the following adjustments: (i) credit to such capital account the minimum gain chargeback which the Member is obligated to restore pursuant to the penultimate sentences of Trea. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such capital account the items described in Trea. Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This provision is intended to constitute a qualified income offset within the meaning of Trea. Reg. Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(4) <u>Gross Income Allocation</u> -- In the event any Member has a deficit capital account at the end of any fiscal year which is in excess of the sum of the amounts such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Trea. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be allocated items of the Limited Liability Company's income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this provision shall be made only if and to the extent that such Member would have a deficit in such Member's capital account in excess of such sum after all other allocations provided for in this Article 8 have been

tentatively made as if this provision and the provisions of clause (3) above were not in this Agreement.

(5) <u>Nonrecourse Deductions</u> -- Nonrecourse deductions (within the meaning of Trea. Reg. Section 1.704-2(b)(1)) for any fiscal year shall be allocated among the Members in proportion to the Members' Percentage Interests.

(6) <u>Partner Nonrecourse Deductions</u> -- Any partner nonrecourse deductions (within the meaning of Trea. Reg. Sections 1.704-2(b)(1) and 1.704-2(b)(2)) for any fiscal year shall be allocated to the Member who bears the economic risk of loss with respect to the partner nonrecourse debt (within the meaning of Trea. Reg. Section 1.704-2(b)(4)) to which such partner nonrecourse deductions are attributable in accordance with Trea. Reg. Section 1.704-2(i)(1).

(7) <u>Other Mandatory Allocations</u> -- In the event Section 704(c) of the Internal Revenue Code or the Regulations thereunder require allocations in a manner different than that set forth above in this Article 8, the provisions of Section 704(c) and the Regulations thereunder shall control such allocations among the Members.

It is the intention of the Members that the allocations hereunder shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Trea. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions hereof. If Section 704 or the Regulations at any time require that limited liability company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein, and the Members shall amend the terms of this Agreement to add such provisions, and any such amendment shall be retroactive to whatever extent required to create allocations with a substantial economic effect.

9.   Classes of Members

The Limited Liability Company shall have the following classes of Members, with voting rights set forth below:

Class A. Non-Voting
Class B. Voting

10.   Books, Records and Tax Returns

At all times during the continuance of the Limited Liability Company, the Managers shall keep or cause to be kept complete and accurate records and books of account in which shall be entered each transaction of the Limited Liability Company in accordance with generally accepted accounting principles.

The Limited Liability Company shall furnish to each Member, within one-hundred eighty days after the end of each fiscal year, an annual report of the Limited Liability Company which shall include a balance sheet as of the end of such fiscal year; a profit and loss statement of the Limited Liability Company for such fiscal year; a statement of the balance in the capital account of such Member; and the amount of such Member's share of the Limited Liability Company's income, gain, losses, deductions and other relevant items for federal income tax purposes.

The Limited Liability Company shall prepare or cause to be prepared all federal, state and local income tax and information returns for the Limited Liability Company, and shall cause such tax and information returns to be filed timely with the appropriate governmental authorities. Within one-hundred eighty days after the end of each fiscal year, the Limited Liability Company shall forward to each person who was a Member during the preceding fiscal year a true copy of the Limited Liability Company's information return filed with the Internal Revenue Service for the preceding fiscal year.

All elections required or permitted to be made by the Limited Liability Company under the Internal Revenue Code, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code for all purposes permitted or required by the Code, shall be made by the Limited Liability Company by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests. The tax matters partner shall take such action as may be necessary to cause each other Member to become a notice member within the meaning of Section 6223 of the Code. The tax matters partner may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of the Limited Liability Company by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

All such records, books of account, tax and information returns, and reports and statements, together with executed copies of this Agreement, shall at all times be maintained at the principal place of business of the Limited Liability Company, and shall be open to the inspection and examination of the Members or their duly authorized representatives during regular business hours. Each Member, or a duly authorized representative of such Member, may make copies of the Limited Liability Company's books of account and records at the expense of such Member. Any Member, at the expense of such Member, may conduct an audit of the Limited Liability Company's books of account and records.

The Limited Liability Company shall furnish to each Member, promptly upon request, a current list of the names and addresses of all of the Managers and Members of the Limited Liability Company, and any other persons or entities having any financial interest in the Limited Liability Company.

The cost of preparing all of the aforesaid records, books, returns and other items shall be borne by the Limited Liability Company. Upon request of the Limited Liability

9

Company, the Members shall pay to the Limited Liability Company, in proportion to the Members' Percentage Interests, the cost of preparing same, not to exceed in the aggregate $5,000 for each fiscal year.

11. Bank Accounts

All funds of the Limited Liability Company shall be deposited in the Limited Liability Company's name in such bank account or accounts as shall be designated by the Managers. Withdrawals from any such bank accounts shall be made only in the regular course of business of the Limited Liability Company and shall be made upon such signature or signatures as the Managers from time to time may designate.

12. Management of the Limited Liability Company

The management of the Company shall be by a Board of Managers ("Board") that is duly elected, or appointed, by a majority vote of the Class B Members. The Board currently consists of Jesse Lee Carrigan, 10257 Windhorst Road, Tampa, Florida 33619, Jose Leonardo Lopez, 10257 Windhorst Road, Tampa, Florida 33619, and Dalton L. Lott, 607 Mercury Ave, Duncanville, Texas, 75137, are hereby designated as the Board of Managers for the Limited Liability Company. The Managers shall serve until their successors are duly elected and qualified.

The Board for the Limited Liability Company shall be elected, and can be discharged (without cause), as Managers by the affirmative vote or consent of the majority (in percentage ownership) of the Members. The Managers need not be a Member of the Limited Liability Company.

The business and affairs of the Limited Liability Company shall be conducted and managed by the Managers of the Limited Liability Company in accordance with this Agreement and the laws of Florida.

The Managers collectively shall constitute the Board of Managers for the Limited Liability Company. The Board of Managers shall hold such meetings, elect such officers and adopt such rules and procedures for the management of the Limited Liability Company, not inconsistent with the provisions of this Agreement, as Managers from time to time may determine.

The number of Managers may be changed from time to time by the affirmative vote or consent of the majority of members (in percentage of membership Units) of the Members, but in no instance shall there be less than two Managers. At any time there is more than one Manager, any difference arising as to any matter within the authority of Managers shall be decided by a majority in number of the Members.

The Managers shall have responsibility for the day-to-day management of the business and affairs of the Limited Liability Company and shall devote such time and attention as the Managers deem necessary to the conduct and management of the business and affairs of the Limited Liability Company.

A majority of the Managers are hereby is given power and authority to execute instruments on behalf of the Limited Liability Company and to otherwise bind the Limited Liability Company. Unless authorized by the Managers, no other person shall have the power or authority to execute instruments on behalf of the Limited Liability Company and to otherwise bind the Limited Liability Company. No person, firm or corporation dealing with the Limited Liability Company shall be required to investigate the authority of the Managers or to secure the approval of or confirmation by the Members of any act of the Managers in connection with the business or affairs of the Limited Liability Company.

No Member shall have the authority, or shall take any action as a Member, to bind the Limited Liability Company. Each Member shall indemnify the Limited Liability Company from and against any cost or expense incurred by the Limited Liability Company as a result of any unauthorized action by such Member.

Except as provided elsewhere in this Agreement, or by no waivable provisions of applicable law, the Managers shall possess and enjoy all rights and powers necessary or appropriate for the conduct and management of the business and affairs of the Limited Liability Company and hereby are authorized to make all decisions relating to the business and affairs of the Limited Liability Company. The Managers may make decisions relating to: the purchase, sale, exchange, lease, transfer, encumbrance or other acquisition or disposition of any property, for cash, other property, or on terms; the borrowing of money and the obtaining of loans, secured and unsecured, for the Limited Liability Company and in connection therewith the issuance of notes, debentures and other debt securities and the securing of the same by assigning for security purposes, pledging or hypothecating all or part of assets of the Limited Liability Company; the expenditure of the capital and receipts of the Limited Liability Company in furtherance of the business of the Limited Liability Company; the purchase of equipment, supplies and services as the Managers deem appropriate; the lending or advancing of money to third parties in connection with the business of the Limited Liability Company; the investment of funds of the Limited Liability Company in interest-bearing bank deposits, governmental obligations, institutional and insured short-term debt securities and short-term commercial paper, pending disbursement of the Limited Liability Company's funds or to provide a source from which to meet contingencies; the purchase of hazard, liability and other insurance which the Managers may deem necessary or proper; the employment of attorneys, accountants, brokers, consultants and other persons, firms and corporations to render services to the Limited Liability Company as the Managers may deem necessary or proper; the enforcement, compromise and settlement of any rights or claims in favor of or against the Limited Liability Company or any nominee of the Limited Liability Company; and the taking of all other actions and the execution and delivery of any and all other instruments and agreements as the Managers may deem appropriate to carry out the intents and purposes of this Agreement.

The Managers may employ on behalf of the Limited Liability Company, on such terms and for such compensation as the Managers may determine, any persons, firms or corporations, including accountants and attorneys, as the Managers, in their sole judgment shall deem desirable for the business and affairs of the Limited Liability Company. Any such person, firm or corporation may also be employed by the Managers in connection with any other business of the Managers. The fact that any Member, or a member of his family or any affiliate of a Member, is directly or indirectly interested in or connected with any person, firm or corporation employed by the Limited Liability Company or from whom the Limited Liability Company may buy merchandise or services, shall not prohibit the Managers from employing or dealing with such person, firm or corporation on behalf of the Limited Liability Company upon reasonable terms and conditions.

As compensation for the services of the Managers in arranging the transactions contemplated by the Limited Liability Company and the continuing management of the Limited Liability Company, the Limited Liability Company shall pay the Managers a limited liability company management fee of $108,000.00 per annum payable monthly. The compensation for the services of the Managers to the Limited Liability Company may be modified from time to time by the affirmative vote or consent of the majority (in percentage) of the Members.

A Manager's duty of care in the discharge of the Manager's duties to the Limited Liability Company and the Members is limited to refraining from engaging in grossly negligent conduct, intentional misconduct, or a knowing violation of law. In discharging the duties of a Manager, the Manager shall be fully protected in relying in good faith upon the records of the Limited Liability Company and upon such information, opinions, reports or statements by other Managers, Members, agents or other persons as to matters the Manager reasonably believes are within such person's professional or expert competence, including without limitation information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Limited Liability Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

To the extent of the Limited Liability Company's assets, and to the extent permitted by law, the Limited Liability Company shall indemnify and hold each Manager harmless from and against all liability, claim, loss, damage or expense, including reasonable attorneys' fees, incurred by the Manager by reason of any act or omission of the Manager made in good faith on behalf of the Limited Liability Company.

Any Manager may resign at any time by giving written notice to the Members of the Limited Liability Company, and such resignation shall take effect upon receipt of such notice or at such later time as may be specified in such notice. The acceptance of such resignation shall not be necessary to make it effective.

Except as expressly provided elsewhere in this Agreement, any decisions which are to be made by the Members, rather than the Managers, shall be made by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

13. Assignment of Interests

Except as otherwise provided in this Agreement, no Member or other person holding any interest in the Limited Liability Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of his interest in the Limited Liability Company, including without limitation the capital, profits or distributions of the Limited Liability Company without the prior written consent of the other Members in each instance.

The Members agree that no Member may voluntarily withdraw from the Limited Liability Company without the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests (other than the withdrawing Member).

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Limited Liability Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership or other entity as to which the Limited Liability Company has given consent to the assignment of such interest in the allocations and distributions of the Limited Liability Company by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled, unless such permitted assignee applies for admission to the Limited Liability Company and is admitted to the Limited Liability Company as a Member in accordance with this Agreement.

An assignment, pledge, hypothecation, transfer or other disposition of all or any part of the interest of a Member in the Limited Liability Company or other person holding any interest in the Limited Liability Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer or other disposition of all or any part of the interest of any Member permitted under this Agreement shall be binding upon the Limited Liability Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Limited Liability Company, has been delivered to the Limited Liability Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combined with other transactions, would result in the termination of the Limited Liability Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Limited Liability Company that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable federal and state securities laws. No interest in the Limited Liability Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be insane or incompetent.

Anything herein contained to the contrary, the Managers and the Limited Liability Company shall be entitled to treat the record holder of the interest of a Member as the absolute owner thereof, and shall incur no liability by reason of distributions made in good faith to such record holder, unless and until there has been delivered to the Limited Liability Company the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Limited Liability Company to establish to the satisfaction of the Limited Liability Company that an interest has been assigned or transferred in accordance with this Agreement.

14. Admission of New Members

The Members may admit new Members (or transferees of any interests of existing Members) into the Limited Liability Company by the majority vote or consent of the Members.

As a condition to the admission of a new Member, such Member shall execute and acknowledge such instruments, in form and substance satisfactory to the Limited Liability Company, as the Limited Liability Company may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member to be bound by all of the terms, covenants and conditions of this Agreement, as the same may have been amended. Such new Member shall pay all reasonable expenses in connection with such admission, including without limitation reasonable attorneys' fees and the cost of the preparation, filing or publication of any amendment to this Agreement or the Articles of Organization, which the Limited Liability Company may deem necessary or desirable in connection with such admission.

No new Member shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Limited Liability Company. The Limited Liability Company may make pro rata allocations of income, losses or expense deductions to a new Member for that portion of the tax year in which the Member was admitted in accordance with Section 706(d) of the Internal Revenue Code and regulations thereunder.

In no event shall a new Member be admitted to the Limited Liability Company if such admission would be in violation of applicable federal or state securities laws or would adversely affect the treatment of the Limited Liability Company as a partnership for income tax purposes.

15. Withdrawal Events Regarding Members and Election to Continue the Limited Liability Company

In the event of the death, retirement, withdrawal, expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Limited Liability Company pursuant to the laws of Florida (each of the foregoing being hereinafter referred to as a "Withdrawal Event"), the Limited Liability Company shall terminate sixty days after notice to the Members of such Withdrawal Event unless the business of the Limited Liability Company is continued as hereinafter provided.

Notwithstanding a Withdrawal Event with respect to a Member, the Limited Liability Company shall not terminate, irrespective of applicable law, if within aforesaid sixty day period the remaining Members, by the unanimous vote or consent of the Members (other than the Member who caused the Withdrawal Event), shall elect to continue the business of the Limited Liability Company.

Each of the Members hereby agrees that within forty-five days after a Withdrawal Event, each promptly shall consent, in writing, to continue the business of the Limited Liability Company. The sole remedy for breach of a Member's obligation to consent to continue the business of the Limited Liability Company under this paragraph shall be money damages (and not specific performance).

In the event of a Withdrawal Event with respect to any Member, any successor in interest to such Member (including without limitation any executor, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interest of such Member in the Limited Liability Company, other than the allocations and distributions to which such Member is entitled, unless such successor in interest is admitted as a Member in accordance with this Agreement.

An "event of bankruptcy or insolvency" with respect to a Member shall occur if such Member: applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of his assets; or makes a general assignment for the benefit of creditors; or is adjudicated a bankrupt or an insolvent; or files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against him in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or takes any action for the purpose of effecting any of the foregoing; or an order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall continue un stayed and in effect for thirty days.

16. Dissolution and Liquidation

The Limited Liability Company shall terminate upon the occurrence of any of the following: the election by the Members to dissolve the Limited Liability Company made by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests; the occurrence of a Withdrawal Event with respect to a Member and the failure of the remaining Members to elect to continue the business of the Limited Liability Company as provided for in Article 15 above; or any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Limited Liability Company.

The liquidation of the Limited Liability Company shall be conducted and supervised by a person designated for such purposes by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Limited Liability Company in accordance with this Agreement.

Promptly after the termination of the Limited Liability Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Limited Liability Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Limited Liability Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Limited Liability Company shall be applied and distributed in the following order of priority: (a) to the payment of the expenses of liquidation and the debts and liabilities of the Limited Liability Company, other than debts and liabilities to Members; (b) to the payment of debts and liabilities to Members; (c) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Limited Liability Company, which reserves shall be paid over to an attorney-at-law admitted to practice in the State of Florida as escrowed, to be held for a period of two years for the purpose of payment of the aforesaid liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as hereinafter provided; (d) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in his capital account, in accordance with the rules and requirements of Treasury. Reg. Section 1.704-1(b)(2)(ii)(b); and (e) to the Members in proportion to the Members' Percentage Interests.

The liquidation shall be complete within the period required by Treasury. Reg. Section 1.704-1(b)(2)(ii)(b).

If the Liquidating Agent shall determine that it is not practicable to liquidate all of the assets of the Limited Liability Company, the Liquidating Agent may retain assets having a fair market value equal to the amount by which the net proceeds of liquidated assets are insufficient to satisfy the debts and liabilities referred to above. If, in the absolute judgment of the Liquidating Agent, it is not feasible to distribute to each Member his proportionate share of each asset, the Liquidating Agent may allocate and distribute specific assets to one or more Member in such manner as the Liquidating Agent shall determine to be fair and equitable, taking into consideration the basis for tax purposes of each asset.

Upon compliance with the distribution plan, the Members shall cease to be such, and the Limited Liability Company shall execute, acknowledge and cause to be filed such certificates and other instruments as may be necessary or appropriate to evidence the dissolution and termination of the Limited Liability Company.

17. Representations of Members

Each of the Members represents, warrants and agrees that the Member is acquiring the interest in the Limited Liability Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is over the age of 21; if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its state of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this Agreement by the Member does not conflict with, and will not result in any breach of, any law or any order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any state or other governmental authorities, as the same may be amended.

18. Notices

All notices, demands, requests or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by Federal Express courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Limited Liability Company, to the Limited Liability Company c/o the Managers at their address first above written or to such other address or addresses as may be designated by the Limited Liability Company or the Managers by notice to the Members pursuant to this Article 18; (b) if to the Managers, to the Managers at their address first above written or to such other address or addresses as may be designated by the Managers by notice to the Limited Liability Company and the Members pursuant to this Article 18; and (c) if to any Member, to the address of said Member first above written, or to such other address as may be designated by said Member by notice to the Limited Liability Company and the other Members pursuant to this Article 18. Each Member shall keep the Limited Liability Company and the other Members informed of such Member's current address.

19. Power of Attorney

Each Member agrees to execute, acknowledge, swear to, deliver, file, record and publish such further certificates, instruments and documents, and do all such other acts and things as may be required by law, or as may, in the opinion of the Managers, be necessary or desirable to carry out the intents and purposes of this Agreement.

Each Member, whether a signatory hereto or a subsequently admitted Member, hereby irrevocably constitutes and appoints the Managers (including any successor Managers) the true and lawful attorney-in-fact of such Member, and empower and authorize such attorney-in-fact, in the name, place and stead of each Member, to execute, acknowledge, swear to and file the Articles of Organization and any amendments thereto, and any other certificates, instruments and documents which may be required to be executed or filed under laws of any state or of the United States, or which the Managers shall deem advisable to execute or file, including without limitation all instruments which may be required to effectuate the formation, continuation, termination, distribution or liquidation of the Limited Liability Company.

It is expressly acknowledged by each Member that the foregoing power of attorney is coupled with an interest and shall survive any assignment by such Member of such Member interest in the Limited Liability Company; provided, however, that if such Member shall assign all of his interest in the Limited Liability Company and the assignee shall become a substituted Member in accordance with this Agreement, then such power of attorney shall survive such assignment only for the purpose of enabling the Managers to execute, acknowledge, swear to and file all instruments necessary or appropriate to effectuate such substitution.

A power of attorney similar to the foregoing shall be one of the instruments which the Managers may require a new Member to execute and acknowledge; however, the power of attorney in this Agreement shall be binding upon any new Member even in the absence of such separate power of attorney.

Upon the election of any new Manager, each Member at the request of the Manager shall execute and acknowledge a new power of attorney as provided above expressly in favor of such new Manager; however, the power of attorney provided above shall inure to the benefit of each new Manager even in the absence of such new confirmatory power of attorney.

20. Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the city in which the principal place of business of the Limited Liability Company is then located, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in a court of competent jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and attorneys' fees, except that in the discretion of the arbitrator any award may include the attorneys' fees of a party if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic or in bad faith.

21. Amendments

This Agreement may not be altered, amended, changed, supplemented, waived or modified in any respect or particular unless the same shall be in writing and agreed to by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests. No amendment may be made to Articles 6, 8, 13 and 16 hereof, insofar as said Articles apply to the financial interests of the Members, except by the vote or consent of all of the Members. No amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

22. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Florida. Every provision of this Agreement is intended to be severable. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities. References to the Internal Revenue Code shall mean the Internal Revenue Code of 1986, as amended, and any successor or superseding federal revenue statute.

This Agreement, and any amendments hereto may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Members that this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Florida Revised Limited Liability Company Act, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Florida Revised Limited Liability Company Act, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Florida Revised Limited Liability Company Act. If the Florida Revised Limited Liability Company Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

Subject to the limitations on transferability contained herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

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Witness

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JESSE LEE CARRIGAN

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Witness

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JOSE LEONARD LOPEZ

_____

Witness

_____

DALTON L. LOTT

_____

Witness

_____

WILLIAM "T Gosney" THORNTON

_____

Witness

_____

CYNTHIA JORDAN BUCKINGHAM

_____

Witness

_____

DENNIS N. BUCKINGHAM

_____

Witness

_____

DAN B. TURNER

_____

Witness

_____

JESSICA C. HERNANDEZ

_____

Witness

DON MEXICO BRANDS LLC

By _____
Managing Member

EXHIBIT   A   MEMBERS SIGNATURE PAGES

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.



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Witness



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Witness

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Witness

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Witness

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Witness

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Witness

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Witness



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Witness



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Witness



_____
JESSE LEE CARRIGAN



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JOSE LEONARD LOPEZ

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DALTON L. LOTT

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WILLIAM "T Gosney" THORNTON

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CYNTHIA JORDAN BUCKINGHAM

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DENNIS N. BUCKINGHAM

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DAN B. TURNER



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JESSICA C. HERNANDEZ

DON MEXICO BRANDS LLC

By
Managing Member

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.



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Witness



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Witness



JESSE LEE CARRIGAN



JOSE LEONARD LOPEZ



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Witness



DALTON L. LOTT

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Witness

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WILLIAM "T Gosney" THORNTON

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Witness

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CYNTHIA JORDAN BUCKINGHAM

_____
Witness

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DENNIS N. BUCKINGHAM

_____
Witness

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DAN B. TURNER

_____
Witness

_____
JESSICA C. HERNANDEZ



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Witness

DON MEXICO BRANDS LLC

By _____
Managing Member

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.



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Witness



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Witness



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JESSE LEE CARRIGAN



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JOSE LEONARD LOPEZ

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Witness

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DALTON L. LOTT



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Witness



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WILLIAM "T Gosney" THORNTON

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Witness

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CYNTHIA JORDAN BUCKINGHAM

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Witness

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DENNIS N. BUCKINGHAM

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Witness

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DAN B. TURNER

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Witness

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JESSICA C. HERNANDEZ



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Witness

DON MEXICO BRANDS LLC

By _____
Managing Member



IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

Witness	JESSE LEE CARRIGAN
Witness	JOSE LEONARD LOPEZ
Witness	DALTON L. LOTT
Witness	WILLIAM "T Gosney" THORNTON
D. Davidson Witness DENISE DAVIDSON	Cynthia Jordan Buckingham CYNTHIA JORDAN BUCKINGHAM
Witness	DENNIS N. BUCKINGHAM
Witness	DAN B. TURNER
Witness	JESSICA C. HERNANDEZ
Witness	DON MEXICO BRANDS LLC By ____________________ Managing Member

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

_____ Witness	JESSE LEE CARRIGAN
_____ Witness	JOSE LEONARD LOPEZ
_____ Witness	DALTON L. LOTT
_____ Witness	WILLIAM "T Gosney" THORNTON
_____ Witness	CYNTHIA JORDAN BUCKINGHAM





Witness

DENNIS N. BUCKINGHAM

_____ Witness	DAN B. TURNER
_____ Witness	JESSICA C. HERNANDEZ
_____ Witness	DON MEXICO BRANDS LLC By _____ Managing Member

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

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Witness

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JESSE LEE CARRIGAN

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Witness

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JOSE LEONARD LOPEZ

_____
Witness

_____
DALTON L. LOTT

_____
Witness

_____
WILLIAM "T Gosney" THORNTON

_____
Witness

_____
CYNTHIA JORDAN BUCKINGHAM

_____
Witness

_____
DENNIS N. BUCKINGHAM

Linda D. Turner
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Witness

Dan B. Turner
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DAN B. TURNER

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Witness

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JESSICA C. HERNANDEZ

_____
Witness

DON MEXICO BRANDS LLC

By _____
Managing Member

EXHIBIT B   MEMBERS UNITS/PERCENTAGE OWNERSHIP

Member	Member Units	Percentage
Jesse Lee Carrigan	2,049,000	29.272
Dalton L. Lott	2,049.000	29.272
Jose Leonardo Lopez	1,400,000	20.000
William Thomas Thornton	598,000	8.545
Cynthia J. Buckingham	286,000	4.091
Dennis N. Buckingham	223,000	3.182
Don Mexico Brands LLC	225,000	3.210
Dan B. Turner	100,000	1.429
Jessica C. Hernandez	70,000	1.000
Total	7,000,000	100%

EXHIBIT C   FINANCIALS

Quila Maria's Tequila Ria LLC

Financial Statements
(unaudited)
For the years ended
December 31, 2017 and 2016

Together with
Independent Accountants' Review Report

CONNETT & ANAGNOST

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Stephen G. Connett, CPA
sconnett@cacpapa.com

Constance A. Anagnost, CPA
canagnost@cacpapa.com

To the Management and Members

Quila Maria's Tequila Ria LLC

Tampa, FL 33619

We have reviewed the accompanying financial statements of Quila Maria's Tequila Ria LLC which comprise the balance sheets as of December 31, 2017 and 2016, and the related Statement of Loss and Members' Equity and Statement of Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is an expression of opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting procedures generally accepted in the United States of America.

Very Truly Yours,



Connett & Anagnost CPA's PA

Brandon, Florida

May 30, 2018

604 East Morgan Street • Brandon, Florida 33510
Office (813) 651-0406 • Fax (813) 654-9491
www.cacpapa.com

Quila Maria's Tequila Ria LLC

Index to Financial Statements

(unaudited)

Quila Maria's Tequila Ria LLC
Balance Sheet
December 31, 2017 and 2016
(unaudited)

	12/31/2017	12/31/2016
Assets		
Current Assets		
Cash and Cash Equivalents	$32,502	$3,775
Checking Account		
Other Current Assets	24,538	0
Inventories	57,040	3,775
Property, Plant and Equipment		
Warehouse Equipment	187,204	
Bottle Mold Forms	22,000	
Leasehold Improvements	2,000	
	211,204	
Other Assets		
Deposits	4,865	2,500
Trademark Costs(Net of Amortization)	2,078	0
	6,943	2,500
TOTAL ASSETS	$275,187	$6,275

Liabilities and Members' Equity

	12/31/2017	12/31/2016
Liabilities		
Current Liabilities		
Due to Related Entity	$0	$14,321
Insurance Premium Payable	20	
Total Current Liabilities	$20	$14,321
Long Term Liabilities		
Convertible Debenture	40,000	30,000
Due to Member	50	0
	40,050	30,000
Total Liabilities	40,050	44,321
Members; Equity	$235,117	($38,046)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$275,187	$6,275

See accompanying independent accountants' review report and notes to the financial statements

Quila Maria's Tequila Ria LLC
Statement of Loss and Changes in Members' Equity
For the years ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Ordinary Expense		
Advertising	$3,384	7,842
Amortization	122	0
Auto and Truck Expense	5945	6,170
Bank Charges	1175	431
Gifts	200	0
Insurance	20	
Interest	4	0
Licenses	801	0
Management Fees	51344	50,479
Meals and Entertainment	955	823
Office Supplies	1450	880
Outside Services	3470	3,700
Postage and Shipping	659	178
Professional Fees	8056	1,500
Rent	8226	0
Repairs and Maintenance	168	0
Research and Development	3475	1,877
Taxes	815	170
Telephone	795	193
Tolls & Parking	148	0
Travel	1687	4,903
Warehouse Supplies	67	0
Total Operating Expenses before Other Income	92,966	79,146
Other Income	40	0
Net Operating Loss	$92,926	$79,146
Beginning Members' Equity	(38,045)	(13,900)
Capital Contributions	366,088	55,000
Ending Members' Equity	$235,117	(38,046)

See accompanying andependent accountants' review report and notes to the consolidated financial statemennts

Quila Maria's Tequila Ria, LLC
Statement of Cash Flows
For the years ended December 31, 2017 and 2016
(unaudited)

	12/31/2017	12/31/2016
Cash Flows from Operating Activities		
Net (Loss) for the Period	(92,926)	(79,146)
Adjustments to reconcile net loss		
to net cash used in operations:		
Amortization	122	0
Changes in Operating Assets and		
Liabilities		
Inventories	(24,538)	0
Insurance Premium Payable	(20)	0
Net cash used in operating activities	(117,362)	(79,146)
Cash Flows from Investing Activities		
Purchase of Equipment	(211,204)	
Purchase of Trademarks	(2,200)	
Deposits	(2,365)	(2,500)
Net Cash Used in Investing Activities	(215,769)	(2,500)
Cash Flows from Financing Activities		
Proceeds from Convertible Debenture	10,000	30,000
Proceeds from infusion of additional		
member equity	366,088	55,000
Repay loans to related entity	(14,230)	(1,274)
Loan from Related Entity		50
Net cash received from investing activities	361,858	83,776
Increase (Decrease) in Cash Equivalents	28,727	2,130
Cash and Cash Equivalents - Beginning of Year	3,775	1,645
Cash and Cash Equivalents - End of Year	$32,502	$3,775
Supplemental disclosures of cash flow		
information		
Interest	$4	

4

Quila Maria's Tequila Ria LLC

Notes to the Financial Statements

(unaudited)

December 31, 2017

Note 1 – Organization and Nature of Activities

Quila Maria's Tequila Ria LLC (the company) was formed as a limited liability company under the laws of the State of Florida on August 1, 2015. The company will produce tequila and margaritas for sale at wholesale.

The company is conducting an equity offering that will raise capital and other forms of investment equity to be used to construct the Tequila Ria production facility and to fund operations until such time that the Tequila Ria becomes self-supporting.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP")

Note 3 – Cash and Cash Equivalents

Cash and Cash Equivalents include all cash balances. The total as indicated in the financial statements is $32,502.

Note 4 – Inventories

During the preproduction period the inventories consist of ingredients and bottles to be used in the production once the process starts. The inventories have been based on first in first out (FIFO) method of accounting for the costs.

Note 5 – Property, Plant and Equipment

This consists of the following:

Warehouse Equipment	$187,204
Bottle Mold Forms	22,000
Leasehold Improvements	2,000

Since the equipment has not been put into production until sometime in June 2018 there has been no depreciation recorded.

Note 6 – Deposits

There are funds totaling $4,865.57 given to the landlord for payment of the last months lease payment ($2,865.57) and a damage deposit ($2,000.00).

Note 7 – Trademark Costs

Costs to acquire and produce the trademark are being accumulated and written over a 15 year period, commencing October 1, 2017.

Note 8 – Convertible Debenture

The company on October 26, 2015 issued a debenture to one of the existing unit holders of record. It bears interest of 7% annually. The equity member had until October 26, 2017 to convert the debenture into additional membership equity units. It has been extended for another year. They will be entitled to have 7% of the issued and outstanding units issued back to them as consideration for allowing the company to retain the funds. As of the balance sheet date the annual interest for 2016 and 2017 has not been paid.

Note 9 – Membership Equity

The company has 50,000,000 units authorized, with 7,000,000 issued and outstanding.

Note 10 – Rent

The company has entered into a 3 year (36 month) lease with Windhorst Properties Group LLC commencing October 1, 2017 and terminating September 30, 2020 for a rental payment of $2,741.88 which includes rent and common area maintenance. Until time production commences the electric and water are paid by the landlord. There is an option to renew at the end of the lease.

Note 11 – Subsequent Events

Management has considered all events subsequent to December 31, 2017 but before May 30, 2018, the date of issuance of the financial statements.